SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                                    FORM 11-K


(Mark One)
     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
__X__     EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1995

                                       OR

     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
_____     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________________ to ________________


                          Commission file number 1-3950





                               FORD MOTOR COMPANY
                           TAX-EFFICIENT SAVINGS PLAN
                              FOR HOURLY EMPLOYEES

                            (Full title of the plan)





                               FORD MOTOR COMPANY
                                The American Road
                            Dearborn, Michigan 48121

                     (Name of issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

Required Information
- --------------------

Financial Statements
- --------------------

     Statement of Net Assets Available for Plan Benefits, as of December 31, 1995 and 1994.

     Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1995.

     Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1995.

     Schedule II - Reportable Transactions for the Year Ended December 31,
1995.

                              Exhibit
                              -------

Designation           Description                        Method of Filing
- -----------           -----------                        ----------------
Exhibit 23           Consent of Coopers               Filed with this Report.
                     & Lybrand L.L.P.


                                    Signature

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                         TAX-EFFICIENT SAVINGS PLAN
                           FOR HOURLY EMPLOYEES


                         By:  /s/J.B. Ferguson
                             ------------------------------
                             J. B. Ferguson, Chairman
                             Tax-Efficient Savings Plan for
                             Hourly Employees Committee


June 27, 1996

                                  EXHIBIT INDEX


                                                           Sequential
                                                           Page Number
Designation              Description                     at Which Found
- -----------              ----------                     ---------------
Exhibit 23        Consent of Coopers & Lybrand
                     L.L.P.

Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees Index of Financial Statements and Supplemental Schedules


                                                                   Pages


Report of Independent Accountants                                    2



Financial Statements:

     Statement of Net Assets Available for Plan Benefits
          as of December 31, 1995 and 1994                           3

     Statement of Changes in Net Assets Available for Plan
          Benefits for the Year Ended December 31, 1995              4

     Notes to Financial Statements                                   5-11



Supplemental Schedules:

     Schedule I - Item 27a - Schedule of Assets Held for
            InvestmentPurposes as of December 31, 1995               12-13

     Schedule II - Item 27d - Reportable Transactions
            for the Year Ended December 31, 1995                     14

Report of Independent Accountants


To the Board of Directors of

Ford Motor Company:

We have audited the accompanying statements of net assets available for plan benefits of the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees as of December 31, 1995 and 1994, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Ford Motor Tax-Efficient Savings Plan for Hourly Employees as of December 31, 1995, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



/s/COOPERS & LYBRAND L.L.P.

Detroit, Michigan
June 7, 1996

Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees Statement of Net Assets Available for Plan Benefits as of December 31, 1995 and 1994

                                                        December 31,
                                                -----------------------------
                           ASSETS                 1995               1994
                                                ----------       ------------
Contributions receivable                            -            $ 15,423,942
Interest and dividends receivable                   -               1,021,596
Loan funds receivable                          $87,418,656         67,509,219
Deposits with insurance companies under
 group contracts                               229,621,731        265,659,358
Investments at fair value                    1,334,529,915      1,015,671,348
                                             --------------     -------------
         Total assets                       $1,651,570,302     $1,365,285,463
                                            ===============    ==============

           LIABILITIES AND PLAN EQUITY

Loans payable                                      -            $   1,335,000
Employee stock ownership plan loan payable         -               12,494,977
Employee stock ownership plan interest
  payable                                          -                   68,839
                                            ---------------    --------------
         Total liabilities                         -            $  13,898,816
                                            ===============    ==============

   Net assets available for benefits         $1,651,570,302     $1,351,386,647
                                            ===============     ==============

The accompanying notes are an integral part of the financial statements.

Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1995

                                                        Stable
                                       Ford              Value          Interest         Common
                                      Stock             Income          Income            Stock          Income      International
                                       Fund              Fund             Fund            Fund            Funds         Funds
                                   --------------    -------------   --------------    --------------     -----------  ---------
Interest and dividend
 income                            $ 35,983,083     $ 14,348,569      $14,284,053     $ 3,606,500      $   412,812    $  50,726
Net appreciation (depreciation)
 in fair value of investments        36,993,088                                        32,810,647        1,154,946       34,172
Loan repayment (principle)              141,655           36,914      14,195,452          30,799            4,062         1,710
Loan repayment (interest)                34,195            8,332       3,614,386           6,936            1,121           177
Employee contributions              126,677,548       28,724,253      23,314,768      30,287,090        5,121,658        92,459

Withdrawal of participants'
  accounts                          (26,450,785)     (13,770,887)    (13,871,737)     (4,118,994)       (160,710)           (51)
Net transfers between funds          (8,968,328)     (67,715,405)     48,540,410      (6,732,055)        587,145      2,618,148
Loan funds transferred (out) in     (25,451,743)                      (3,178,391)     (5,272,153)       (516,738)        (7,767)
Interest expense                       (502,611)
                                    -----------     ------------      ----------     -----------       ---------       --------
Net increase (decrease) in plan
 equity for the year                138,456,102     (38,368,224)      86,898,941      50,618,770       6,604,296      2,789,574

Net assets available for benefits,
 beginning of year                   758,825,994    267,989,955       138,476,439      111,831,518     6,753,522           -
                                   -------------   ------------       ------------     -----------     ----------     ----------
Net assets available for benefits,
 end of year                        $897,282,096    $229,621,731      225,375,380      162,450,288     13,357,818     2,789,574
                                   =============    ============      ===========      ===========     ==========     =========



                                                                          Growth
                                     Asset                                 and
                                   Allocation             Growth         Income            Loan
                                     Funds                Funds           Funds            Fund            Total
                                 ---------------       ------------   ------------     ------------    -------------   -----------
Interest and dividend income      $   22,961           $  1,431,778    $127,629                         $ 70,268,111
Net appreciation (depreciation)
 in fair value of investments         13,752             (1,208,316)    103,521                           69,901,810
Loan repayment (principle)               307                 10,803       1,147         $ (14,422,849)         -
Loan repayment (interest)                113                  1,213         466                            3,666,939
Employee contributions                61,644                956,397     226,555                          215,462,372

Withdrawal of participants'
 accounts                                (43)                (1,842)     (3,480)             (234,437)   (58,612,966)
Net transfers between funds        1,330,387             23,756,219   6,492,459                91,020          -
Loan funds transferred (out) in       (1,712)               (42,641)     (4,558)           34,475,703          -
Interest expense                                                                                            (502,611)
                                  ----------           ------------   ---------         -------------    -----------
Net increase (decrease) in plan
 equity for the year               1,427,409             24,903,611   6,943,739            19,909,437    300,183,655

Net assets available for benefits,
 beginning of year                    -                         -          -               67,509,219  1,351,386,647
                                 -----------           ------------   ----------        -------------  -------------
Net assets available for
 benefits, end of year          $ 1,427,409            $ 24,903,611  $6,943,739         $  87,418,656  $1,651,570,302
                                ===========            ============  ==========         =============  ==============

The accompanying notes are an integral part of the financial statements.

Ford Motor Company Tax-Efficient Savings Plan for Hourly
Employees
Notes to Financial Statements


     1.   Summary of Significant Accounting Policies:

   a. Investments: The investment in the Ford Stock Fund and the investments in all other funds except the Stable Value Income Fund are valued on the basis of established year-end market prices. Investments in the Stable Value Income Fund, primarily fixed rate insurance contracts, are at cost as required by statement of position 94-4 which approximates market.

   b.   Contributions:  Contributions to the Ford Motor Company
   Tax-Efficient Savings Plan for Hourly Employees (the "Plan") from employees are recorded in the period that payroll deductions are made from plan participants.

   c.   Use of Estimates in the Preparation of Financial
   Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   d. Other: Purchases and sales of securities are reflected on a trade-date basis. Gains and losses on sales of securities are determined using specific identification.

        Dividend income is recorded on the ex-dividend date.
   Income from other investments is recorded as earned.

        The Plan presents in the statement of changes in net assets available for plan benefits the appreciation
   (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

        The Ford Stock Fund, the Stable Value Income Fund, the Interest Income Fund and the Common Stock Fund, which each represent five percent or more of plan assets at December 31, 1995 are presented separately in the statement of changes in net assets available for plan benefits. Other funds, which each represent less than five percent of plan assets, are combined based on investment objective into the Income Funds, the International Funds, the Asset Allocation Funds, the Growth Funds and the Growth and Income Funds.

        Certain amounts in the previously issued 1994 financial statements have been reclassified to conform with the current year presentation.

     2.   Description of the Plan:

   The Plan was established effective January 1, 1985.

   The following description of the Plan provides only general information. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the Plan itself. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

   a. Type and Purpose of the Plan: The Plan is a defined contributions plan established to encourage and facilitate systematic savings and investment by eligible hourly employees and to provide them with an opportunity to become stockholders of the Company. The Plan includes provisions for voting shares of Company Stock.

   b. Eligibility: Employees having at least three months of continuous service are eligible to participate in the Plan. Certain other part-time and temporary employees may also be eligible to participate in the Plan. Participation in the Plan is voluntary.

   c. Contributions: Under the Plan and subject to limits required to be imposed by the Internal Revenue Code, participants may elect a reduction in eligible wages up to 18 percent with a corresponding contribution in the same amount made to the Plan by the Company on their behalf. Such provisions also apply to distributions under the Company's Profit Sharing Plan. Such contributions are excluded from participants' taxable income.

   d. Transfer of Assets: The Plan permits the transfer of assets among investment elections, with certain restrictions related to transfers to/from the Stable Value Income Fund.

   e. Loans: The Plan permits loans to participants with certain restrictions related to loans from the Stable Value
   Income Fund.

   f. Investment Programs and Participation: Participant contributions are invested in accordance with the participant's election in one or more of several investment programs. The types of investment programs, and the number of participants in each program in December 1995, are as follows:

                                           Participants

   Ford Stock Fund                             52,403
   Stable Value Income Fund                    46,817
   Interest Income Fund                        32,652
   Common Stock Fund                           20,432
   Other                                       14,120

   f.   Investment Programs and Participation, continued:
   Participants may elect to contribute to an income fund with an insurance company or other organization. The insurance company or other organization agrees to repay the principal and a stipulated rate of interest over a specified time period. Contributions to the Stable Value Income Fund in 1995 were placed with John Hancock Mutual Life Insurance Company, at an annual effective interest rate of 8.07 percent. Contributions to the Stable Value Income Fund in 1994 were placed with the Prudential Insurance Company of America at an annual effective rate of 4.94 percent. Contributions to the Stable Value Income Fund in 1993 were placed with Lehman Government Securities, Inc. at an annual effective interest rate of 5.49 percent. Contributions to the Stable Value Income Fund in 1992 were placed with Prudential Insurance Company of America ("Prudential") at an annual effective interest rate of 7.03 percent. Effective June 30, 1995, assets in the Stable Value Income Fund for 1992 were transferred to other investment programs including the Stable Value Income Fund for 1995 based on participants' elections. The Stable Value Income Fund will no longer be an investment election beginning January 1, 1996.

        Investment details as of December 31, 1995 are set forth in the Supplemental Schedule Item 27a - Schedule of Assets
   Held for Investment Purposes.

   g. Distributions: Plan assets may not be withdrawn by participants until the termination of their employment or until they reach 59-1/2, except in the case of personal financial hardship. Participants may borrow from their accounts within the limits imposed by the Plan. Monthly loan interest rates are based on the prime rate published in The Wall Street Journal.



     3.   Employee Stock Ownership Plan:

   Effective January 1, 1989, the Company, by action of the Board of Directors, established within the Plan an Employee Stock Ownership Plan ("ESOP"). All shares of Company Stock in the Plan at any time including all shares allocated to participants' accounts and shares held in an ESOP suspense account (described below) are included in the ESOP, along with other assets attributable to post-1988 contributions to the Plan.

   The Plan obtained loans from the Company to purchase shares of company stock for distribution quarterly. A loan totaling $23,212,616 was obtained in August 1993 from the Company. It was payable in 8 equal quarterly installments beginning September 1, 1993. In 1994, loans were obtained in April 1994, payable in 7 quarterly installments beginning June 1, 1994 and October 1994, payable in 5 quarterly installments beginning December 1, 1994, for $2,074,377.23 and $2,108,101.71, respectively. In 1995, loans were obtained in April 1995, payable in 3 equal quarterly installments beginning June 1, 1995 and October 1995 payable in one installment on December 1, 1995 for $2,022,214 and $509,096, respectively. All outstanding balances were paid as of December 31, 1995.

   The Company Stock shares are held in a suspense account within the Plan until quarterly loan payments are made. A percentage of shares equivalent to the percentage of principal and interest paid down by the quarterly payment are released for distribution when each quarterly payment is made. The trustee purchases additional shares to the extent that shares released from the suspense account are not adequate to satisfy the requirement for dividend shares allocated to participants' accounts. The Plan held 455,948 unallocated ESOP shares as of December 31, 1994. There were no unallocated ESOP shares as of December 31, 1995.

   Cash dividends earned on Company Stock held in the Plan generally are used to make quarterly loan payments. If cash is not available to make the full payment, the trust may sell shares held in the suspense account or the Company, at its option, may elect to make contributions to the Plan. If cash exceeds the loan payment amounts, the cash is used to reduce the Company's contribution for additional share requirements.

   The following highlights certain ESOP activity:

                                                  1995                1994
                                                  Loan                Loan
                                                Activity            Activity
                                               ----------          ----------
   Cost of shares purchased with loan cash      $2,531,297         $4,182,479
   Shares purchased with loan cash                  92,762            145,269
   Loan principal paid                          15,026,286         10,343,635
   Loan interest paid and accrued                  570,481          1,081,387

     4.   Asset Value Per Fund Unit:

   The number of units, and the asset value per unit, in the Plan's investments at December 31, 1995 are as follows:

                                                 Asset
                                                 Number                Value
                                                of Units             Per Unit
                                              -------------        -------------

   Stable Value Income Funds                   229,621,731              $ 1.00
   Interest Income Fund                        225,375,380                1.00
   T. Rowe Price Spectrum Growth Fund               11,066               13.49
   Scudder International Fund                        3,460               43.72
   Vanguard Life Strategy Conservative Fund            304               11.68
   T. Rowe Price Spectrum Income Fund               11,123               11.24
   Scudder International Bond Fund                   1,107               11.46
   Vanguard Life Strategy Moderate Fund             10,577               12.11
   T. Rowe Price New Horizons Fund                  66,190               20.50
   Scudder Global Fund                               1,688               27.01
   Vanguard Life Strategy Growth Fund               17,492               12.36
   T. Rowe Price International Stock Fund           38,655               12.23
   T. Rowe Price International Discovery Fund        2,359               17.25
   Vanguard Index Trust 500 Fund                    34,514               57.60
   T. Rowe Price International Discovery Fund        1,655               14.36
   Scudder Income Fund                              12,467               13.61
   Vanguard Index Trust Value Fund                  10,954               14.80
   T. Rowe Price New Asia Fund                      46,770                8.22
   Scudder Growth and Income Fund                   10,534               20.23
   Vanguard Index Trust Growth Fund                 17,750               13.97
   T. Rowe Price High Yield Fund                    18,774                8.19
   Scudder Greater Europe Growth Fund                8,928               13.97
   Vanguard Explorer Fund                            3,839               49.95
   T. Rowe Price New Era Fund                        2,246               22.65
   Scudder Japan Fund                               16,870                9.44
   Vanguard Trustees International Fund              2,387               31.11
   T. Rowe Price Latin America Fund                 21,779                5.81
   Bond Fund                                     1,005,167               12.34
   Ford Stock Fund                              95,751,163                9.37
   Common Stock Fund                             4,955,774               32.78
   Fidelity Fund                                    11,593               22.61
   Fidelity Puritan Fund                            43,849               17.01
   Fidelity Trend Fund                               4,296               52.48
   Fidelity Magellan Fund                          115,980               85.98
   Fidelity Contra Fund                            153,419               38.02
   Fidelity Equity Income Fund                      19,938               37.93
   Fidelity Growth Company                          63,342               36.29

                                                                       Asset
                                                   Number              Value
                                                  of Units           Per Unit
                                                -------------      -----------

     Fidelity Investment Grade Bond Fund          33,170             $  7.38
     Fidelity Growth and Income Portfolio         80,210               27.05
     Fidelity Value Fund                          20,395               49.64
     Fidelity Government Securities Fund          18,027               10.17
     Fidelity Retirement Growth Fund              48,846               18.19
     Fidelity Overseas Fund                       18,559               29.07
     Fidelity Europe Fund                          4,857               22.82
     Fidelity Pacific Basin Fund                  11,386               15.20
     Fidelity Real Estate Investment Portfolio     4,802               13.88
     Fidelity Balanced Fund                        4,423               13.52
     Fidelity International Growth and
      Income Fund                                  9,939               17.95
     Fidelity Capital Appreciation Fund           10,572               16.78
     Fidelity Canada Fund                            648               19.02
     Fidelity Utilities Fund                      22,120               16.16
     Fidelity Asset Manager Fund                  31,123               15.85
     Fidelity Worldwide Fund                      14,579               13.44
     Fidelity Stock Selector Fund                 44,675               22.19
     Fidelity Asset Manager Growth Fund           27,272               15.17
     Fidelity Asset Manager Income Fund           14,876               11.60
     Fidelity Dividend Growth Fund                58,621               15.84
     Fidelity New Markets Income Fund              3,606                9.95
     Fidelity Global Balanced Fund                 1,043               12.84
     Fidelity Small Capital Stock Fund            55,149               12.39
     Fidelity Global Bond Fund                     2,908                9.94


        5.   Tax Status:

   The Plan has received a favorable determination letter from the Internal Revenue Service that it qualifies under
   Section 401 of the Internal Revenue Code and that the related trust is tax-exempt under Section 501 of the Internal Revenue Code. Accordingly, the trust's net investment income is exempt from taxes. The plan sponsor believes that the Plan, as amended, continued to qualify and operate as designed.

     6.   Plan Termination:

   The Company, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Common Stock Fund units in the account of the participant as of the effective date of such termination. There are currently no plans to terminate the Plan.



     7.   Other:

   Differences between the data shown on pages 3 and 4 of this report and the 1995 Form 5500 filed with the Department of Labor are principally attributable to adjustments made by the plan administrator to conform the financial statements to the accrual basis of accounting.



     8.   Subsequent Event:

   In January 1996, an Employee Stock Ownership Plan loan totaling $32,678,677 was obtained from Ford Motor Credit
   Company. It is payable in eight equal quarterly installments beginning March 1, 1996.

                                                          Schedule I

Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees
Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1995
(in thousands)

                                                    (c)
               (b)                        Description of Investment,
         Identify of Issuer               Including Maturity Date,                                      (e)
          Lessor, Borrower               Rate of Interest, Collateral,                 (d)             Current
(a)       or Similar Party                  Par or Maturity Value                     Cost              Value
- ----  --------------------------   -----------------------------------------    -----------------  -----------------
       Lehman Government
        Securities, Inc.           7/1/96 Maturity, 5.49% interest rate         $ 82,847,322       $ 82,850,322
       The Prudential Insurance
        Company of America         6/30/97 Maturity, 4.94% interest rate          81,294,656         81,294,656
       John Hancock Mutual Life
        Insurance Company          6/30/98 Maturity, 8.07% interest rate          65,479,753         65,476,753
       Fidelity Investments        Interest Income Fund, 225,375,380 shares      225,375,380        225,375,380
       Fidelity Investments        T. Rowe Price Spectrum Growth Fund, 11,066
                                      shares                                         153,365            149,278
       Fidelity Investments        Scudder International Fund, 3,460 shares          153,289            151,289
       Fidelity Investments        Vanguard Life Strategy Conservative Fund,
                                      304 shares                                      3,563               3,547
       Fidelity Investments        T. Rowe Price Spectrum Income Fund,
                                      11,123 shares                                 123,938             125,017
       Fidelity Investments        Scudder International Bond Fund, 1,107 shares     12,659              12,690
       Fidelity Investments        Vanguard Life Strategy Moderate Fund,
                                      10,577 shares                                 128,313             128,084
       Fidelity Investments        T. Rowe Price New Horizons Fund,
                                      66,190 shares                               1,438,745           1,356,904
       Fidelity Investments        Scudder Global Fund, 1,688 shares                 45,518              45,585
       Fidelity Investments        Vanguard Life Strategy Growth Fund,
                                      17,492 shares                                 214,955            216,200
       Fidelity Investments        T. Rowe Price International Stock Fund,
                                      38,655 shares                                 470,375            472,747
       Fidelity Investments        T. Rowe Price International Discovery
                                      Fund, 2,359 shares                             41,400             40,696
       Fidelity Investments        Vanguard Index Trust 500 Fund,
                                      34,514 shares                               1,955,384          1,988,005
       Fidelity Investments        T. Rowe Price International Discovery Fund,
                                      1,655 shares                                   23,378             23,771
       Fidelity Investments        Scudder Income Fund, 12,467 shares               169,676            169,670
       Fidelity Investments        Vanguard Index Trust Value Fund,
                                      10,954 shares                                 160,980            162,118
       Fidelity Investments        T. Rowe Price New Asia Fund, 46,770 shares       373,714            384,449
       Fidelity Investments        Scudder Growth and Income Fund,
                                      10,534 shares                                 210,137            213,110
       Fidelity Investments        Vanguard Index Trust Growth Fund I,
                                      17,750 shares                                 243,587            247,974
       Fidelity Investments        T. Rowe Price High Yield Fund, 18,774 shares     153,735            153,757
       Fidelity Investments        Scudder Greater Europe Growth Fund,
                                      8,928 shares                                  125,000            124,731
       Fidelity Investments        Vanguard Explorer Fund, 3,859 shares             197,748            191,735
       Fidelity Investments        T. Rowe Price New Era Fund, 2,246 shares          51,615             50,862
       Fidelity Investments        Scudder Japan Fund, 16,870 shares                153,979            159,250
       Fidelity Investments        Vanguard Trustees International Fund,
                                     2,387 shares                                    76,754             74,251
       Fidelity Investments        T. Rowe Price Latin America Fund, 21,777
                                     shares                                         143,000            148,314
       Wells Fargo Institutional
        Trust Company              Bond Fund, 1,005,167 shares                   11,046,204         12,403,759
      *Ford Motor Company          Ford Stock Fund, 95,761,163 shares           704,998,636        897,282,096
       Comerica Bank, N.A.         Common Stock Fund, 4,955,774 shares          107,341,666        162,450,288
       Fidelity Investments        Fidelity Fund, 11,593 shares                     261,608            262,121
       Fidelity Investments        Fidelity Puritan Fund, 43,849 shares             745,872            745,872
       Fidelity Investments        Fidelity Trend Fund, 4,296 shares                259,803            225,431
       Fidelity Investments        Fidelity Magellan Fund, 115,980 shares        10,432,369          9,971,929
       Fidelity Investments        Fidelity Contrafund, 153,419 shares            6,164,476          5,832,993
       Fidelity Investments        Fidelity Equity Income Fund, 19,958 shares       752,830            756,235
       Fidelity Investments        Fidelity Growth Company Fund, 63,342 shares    2,396,835          2,298,696
       Fidelity Investments        Fidelity Investment Grade Bond Fund,
                                     33,170 shares                                  241,965            244,792
       Fidelity Investments        Fidelity Growth and Income Portfolio,
                                     80,210 shares                                2,118,748          2,169,687
       Fidelity Investments        Fidelity Value Fund, 20,395 shares             1,010,944          1,012,408
       Fidelity Investments        Fidelity Government Securities Fund,
                                     18,027 shares                                  181,587            183,340
       Fidelity Investments        Fidelity Retirement Growth Fund,
                                     48,846 shares                                  923,324            888,521

Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees
Item 27a - Schedule of Assets Held for Investment Purposes, Continued (in thousands)

                                                   (c)
               (b)                       Description of Investment,
        Identify of Issuer                 Including Maturity Date,                                         (e)
         Lessor, Borrower                Rate of Interest, Collateral,                    (d)              Current
(a)      or Similar Party                   Par or Maturity Value                         Cost              Value
- ---  --------------------------     ---------------------------------------         ---------------    -------------
      Fidelity Investments           Fidelity Overseas Fund, 18,559 shares          $  532,212          $    539,506
      Fidelity Investments           Fidelity Europe Fund, 4,857 shares                111,731               110,841
      Fidelity Investments           Fidelity Pacific Basin Fund, 11,386 shares        168,091               173,060
      Fidelity Investments           Fidelity Real Estate Investment Portfolio
                                       Fund, 4,802 shares                               64,249                66,649
      Fidelity Investments           Fidelity Balanced Fund, 4,432 shares               59,046                59,804
      Fidelity Investments           Fidelity International Growth and Income
                                       Fund, 9,959 shares                              179,320               178,398
      Fidelity Investments           Fidelity Capital Appreciation Fund,
                                       10,572 shares                                   186,722               177,405
      Fidelity Investments           Fidelity Canada Fund, 648 shares                   11,948                12,326
      Fidelity Investments           Fidelity Utilities Fund, 22,120 shares            353,158               357,467
      Fidelity Investments           Fidelity Asset Manager Fund, 31,123 shares        485,808               493,299
      Fidelity Investments           Fidelity Worldwide Fund, 14,579 shares            194,631               195,943
      Fidelity Investments           Fidelity Stock Selection Fund, 44,675 shares    1,063,712               991,328
      Fidelity Investments           Fidelity Asset Manager Growth Fund,
                                        27,272 shares                                  409,613               413,710
      Fidelity Investments           Fidelity Asset Manager Income Fund,
                                        14,876 shares                                  171,382               172,567
      Fidelity Investments           Fidelity Dividend Growth Fund, 58,621 shares      940,071               928,554
      Fidelity Investments           Fidelity New Markets Income Fund, 3,606 shares    34,464                 35,880
      Fidelity Investments           Fidelity Global Balanced Fund, 1,043 shares       12,997                 13,396
      Fidelity Investments           Fidelity Small Capital Stock Fund, 55,149
                                       shares                                         728,652                683,292
      Fidelity Investments           Fidelity Global Bond Fund, 2,908 shares           28,845                 28,908
      Plan participants              Participants loan, interest rates varying from
                                       8 to 11 percent                                    -               87,418,656


Note: The current values of each fund are based principally upon the closing prices of the underlying investments as reported in the New York Stock Exchange Transactions listing as of the last trading day of 1995. Current values also include interest and dividends receivable.

*Denotes related party.

                                                              Schedule II


Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees
Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1995

                                                                                                    Current
 Identity of                                  Purchase      Selling   Lease  Expenses    Cost        Value       Net Gain
Party Involved    Description of Asset          Price        Price     Rental Incurred  of Asset     of Asset     or (Loss)
- -------------- ----------------------------  -----------  ----------- ------ -------- ----------   ----------    ----------
REPORTING      Single transaction in excess
CRITERION I    of five percent of current
- ------------   value of plan assets

Fidelity       Interest Income Fund          $249,710,833                             $249,710,833  $249,710,833
Comerica, N.A. Current Interest Fund                      $215,877,982                 215,877,962   215,877,962

REPORTING      Series of transactions in
CRITERION II   other than securities in
- ------------   excess of five percent
               of current value of plan

Prudential
Asset
Management
Group         Guaranteed Investment
                Contract                                  102,326,586                  102,326,586   102,326,586
John Hancock
Mutual Life
Insurance
Company       Guaranteed Investment
                Contract                  68,623,154                                    68,623,154    68,623,154


REPORTING     Series of transactions
CRITERION     in securities in excess
  III         of five percent of current
- ---------     value of plan assets.

Comerica,
N.A./Fidelity  Ford Motor Company
               Common Stock             836,934,602                                    836,934,602   836,934,602
               Ford Motor Company
               Common Stock                            34,661,910                       28,973,776    34,661,810   $5,688,132
Comerica,
Bank N.A.      Current Interest Fund     18,461,649                                     18,461,649    18,461,649

Fidelity       Interest Income Fund                    24,335,453                       24,335,453    24,335,453

Comerica,
N.A./
Fidelity       Common Stock Fund        139,457,692                                    139,457,692    139,457,692
               Common Stock Fund                       92,451,057                       66,751,344     92,451,057   25,699,713

REPORTING      Single transactions
CRITERION IV   with a nonregulated
- ------------   entity in excess
               of five percent of
               current value
               of plan assets.

               None.


                                                14


